WEAVER & MARTIN

April 2, 2009

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Change in Certifying Accountant

Ladies and Gentlemen:

The firm of Weaver and Martin, LLC was previously principal accountant for EWorld
Interactive, Inc. (the "*Company*") and reported on the financial statements of the
Company for the year ended December 31, 2007 and 2006. On March 31, 2009, we were
notified that we were dismissed by the Company as principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K dated
April 2, 2009. We agree with the statements concerning our Firm in Item 4.01 of the
Form 8-K. We have no basis on which to agree or disagree with other statements made in
the Form 8-K.

Very truly yours,

Weaver and Martin LLC

/s Dan L. Weaver

Dan L. Weaver, C.P.A.
For the Firm

Certified Public Accountants & Consultants
411 Valentine, Suite 30
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252